EXHIBIT 99.3

Date: 19/11/2008

510 Burrard St, 3rd Floor
Vancouver BC, V6C 3B9
www.computershare.com

To: All Canadian Securities Regulatory Authorities

Subject: Lincoln Gold Corporation

Dear Sirs:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Special Meeting
Record Date for Notice of Meeting :	15/12/2008
Record Date for Voting (if applicable) :	15/12/2008
Meeting Date :	21/01/2009
Meeting Location (if available) :	10th Floor, 595 Howe Street,
Vancouver, BC, V6C 2T5

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON SHARES	533593109	CA5335931096

Sincerely,

Computershare Trust Company of Canada /
Computershare Investor Services Inc.

Agent for Lincoln Gold Corporation